

Press Release

FOR IMMEDIATE RELEASE

Texen Oil and Gas Announces Corporate Developments

Houston, Texas, November 17, 2004 – Texen Oil and Gas, Inc. (OTC BB: TXEO), is pleased to announce the appointment of Mr. D. Elroy Fimrite as President, CEO and Interim CFO of the company. Mr. Fimrite has also been appointed to the Board of Directors and will serve as Secretary of the company. Mr. Michael Sims, formerly President and CEO, will remain on the Board of Directors and will serve as Chairman of the Board. Ms. Tatiana Golovina, the largest shareholder of the company, has been appointed to the Board of Directors. The company expresses its appreciation to Mr. Sims and Ms. Golovina for their dedicated service to the company during its developmental stages and look forward to their continued participation while the company transitions to full service operations.

Mr. Fimrite has a strong background in entrepreneurship, accounting and financial administration and many years of experience in micro-cap public company management. Mr. Fimrite has previously been active in various roles in the Oil and Gas industry in Alberta and Oklahoma. Mr. Fimrite has been active in international business, particularly in China, and has an acute understanding of the global forces impacting the energy sector. Mr. Fimrite stated "I am pleased to join Texen at this unique time in the energy industry and believe the opportunity exists to grow the company by focusing on the existing assets in Texas and acquisition targets in the same region."

The company has engaged an experienced turn-around team to assist Mr. Fimrite in the execution of restructuring of all aspects of the affairs and operations of the company. The group includes the following members:

Albert McMullin: Mr. McMullin has over 22 years of experience in the energy industry as an in-house and field landman, marketing manager, research analyst, investor relations and capital advisor. Albert will lead the operational team in establishing a full service operating company and will manage the process of evaluating potential new opportunities.

Maxwell Energy, LLC: Mr. David Cole, President of Maxwell Energy, has eighteen years experience in oil field exploitation, exploration and project management. A licensed professional geologist, Mr. Cole has extensive experience in field development, petrophysics, reservoir analysis and economic evaluation. Mr. Cole has conducted exploration and exploitation projects both domestically and internationally and cross-trained in Production Engineering, Reservoir Engineering and Workovers and Completions.

MKL Consultants: Mr. Mark Leonard, President of MKL Consultants, has over 23 years of experience in accounting for and auditing all aspects of petroleum industry accounting. Mr. Leonard is a 15 year member and past President, Treasurer and Secretary of the Petroleum Accountants Society of Houston.

Mr. Fimrite and this team of professionals have conducted a preliminary review of the Helen Gohlke field, have resumed production on two wells, and have developed a workover program designed to increase production and maintain leasehold compliance on an additional 10 wells in this field. The management group has also been instrumental in completion of the filing of the 10K and the on-time filing of the September 30 2004 10Q.

The company also advises that the Board of Directors has approved the following corporate matters:

1. The company will withdraw its Form SB2 registration statement and does not intend to proceed with the registration of securities in the near future except as required under existing contracts.
2. The company will relinquish the management rights of Sanka Ltd and its subsidiaries. In conjunction with this resignation, the company has negotiated a settlement of its obligations outstanding to affiliates.
3. The company will form a dedicated Operating Company to manage all field operations of the company.

"The changes announced today are the result of the corporate redevelopment process initiated earlier this year and the counsel of advisors retained by the company" state Mr. Sims, "The company is now positioned with a dedicated and experienced management group and we believe the revenue increase reflected in the quarter ended September 30 to be the beginning of a strong period of growth in revenue, reserves and enhanced profitability for the company."

"The Energy sector is very fluid at the present time as high energy prices cause many participants to reposition their holdings," stated Mr. Fimrite, "Texen is well positioned to be a platform for the development of a strong regional, full service oil and gas production company."

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 4,000 acres of crude oil and natural gas properties in Victoria, DeWitt and Waller Counties, Texas. Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board. For additional information, please visit our web site at: http://www.texenoilandgas.com/

Forward-Looking Statements: This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

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Contact Information:
Texen Oil and Gas, Inc.
Corporate Headquarters
Tel: 1-713-782-5758
E-mail: info@texenoilandgas.com

Investor relations please contact:
Mr. Jim Elbert
Toll Free: 888-388-8989